Filed by Discovery, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Discovery, Inc.
Commission File No.: 001-34177
Date: May 19, 2021
These FAQs were broadly disseminated by Discovery to its employees beginning on May 19, 2021:
MANAGER FAQ

Overview
This new company will bring together Discovery and WarnerMedia, two companies with shared values, complementary assets, and iconic brands and franchises.
•Combines complementary and diverse content portfolios — Discovery’s global leadership in unscripted and international entertainment and sports, with WarnerMedia’s robust studios and portfolio of iconic scripted entertainment, animation, news and domestic sports.
•Creates a pure-play entertainment company, bringing together the most cherished franchises in the world across top programming genres including scripted, premium television, animation, global sports and news, kids and families, non-fiction lifestyle and real-life entertainment, as well as theatrical releases, all under one roof.
•Creates a stronger competitor in global streaming by bringing together cherished, trusted brands and compelling content across all genres – scripted, unscripted, news and sports.
•Enhances our ability to offer a broad range of genres and content to our linear distribution partners.
•AT&T is trusting us to bring its prized entertainment assets into the future along with our own.

What is today’s announcement?
•The creation of a premier, standalone global entertainment company, which combines WarnerMedia’s premium entertainment assets with Discovery's leading nonfiction and international entertainment and sports businesses.
◦Under the terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, AT&T would receive $43 billion (subject to adjustment) in a combination of cash, debt securities, and WarnerMedia’s retention of certain debt, and AT&T’s shareholders would receive stock representing 71% of the new company; Discovery shareholders would own 29% of the new company. The Boards of Directors of both AT&T and Discovery have approved the transaction.
•David Zaslav will run the proposed combined company with a best-in-class management team and top operational and creative leadership from both companies.
•The new company’s Board of Directors will consist of 13 members, 7 appointed by AT&T, including the chairman of the board; Discovery will appoint 6 members, including David Zaslav.

Why is Discovery entering into this transaction to create a new company?
•This transaction will bring together cherished, trusted and historic brands and IP into one organization to create a premier global entertainment company.
•The combined excellence of the two companies in storytelling, direct-to-consumer platforms, and our deep global footprint will form a customer-driven company that will position us well for the future.
•Creates a stronger competitor in global streaming by bringing together cherished, trusted brands and compelling content across all genres – scripted, unscripted, news and sports.
•We believe this gives us the opportunity to offer some of the best content in media - and we believe that opportunity will unlock tremendous value.
•At our core, we are a global IP company. We have the best IP in unscripted and WarnerMedia has the best in premium scripted, news and sports. This gives us the best library and the opportunity to create, produce and own the best content across all genres – scripted, unscripted, news and sports – moving forward.

Discovery had a clear, differentiated strategy: unscripted content, great margins and avoiding “expensive scripted” content … why the shift?
•We love - and have always loved - our business, our differentiated strategy and our category leadership across unscripted genres.
•Joining forces with WarnerMedia is a generational opportunity to go really big and make us a top-tier competitor to the biggest streamers as well as enhance our linear business...to not only find cost synergies, but diversify and broaden our content by adding premium scripted, news and sports.
•We believe this gives us the opportunity to offer some of the best content in media - and we believe that opportunity will unlock tremendous value for consumers as well as opportunities for our employees.

What is the DTC streaming vision for discovery+ and HBO Max?
•With both HBO Max and discovery+ scaling globally, the combined company will have an opportunity to create even more choice and value for consumers with the benefit of the world’s deepest and most dynamic content library.
•It’s too early to provide a streaming roadmap but over the coming months, we will determine the best way to create value and give consumers the best experience.
•Ultimately consumers want great content, choice and simplicity: we will be focused on putting it together in a seamless way that is user-friendly with attractive price points.
•Services need tentpole events to bring consumers in and a big library to keep them there and entertained. Two very important bookends. This deal accelerates each of our company’s respective pivots on the strength of more content breadth and depth and an enhanced ability to invest in content and DTC.

Are you concerned about the different cultures coming together?
•Not at all. We believe the cultures will meld seamlessly in order to make the new company the best culture for creative talent. It will be the most creative, positive and inclusive culture in media.
•Discovery has a strong, cohesive culture and we’ve displayed an ability to adapt to changes. We acquired Scripps and major assets in Europe and we integrated our cultures together seamlessly ... our Scripps integration could not have gone smoother.

Aside from David Zaslav, what roles will WarnerMedia and Discovery execs play in the new company?
•We will provide more details on senior management at a later date. There are hugely talented senior leaders on both sides and we are excited to create a best-in-class team.

When will this transaction be completed? When will we start working together?
•The transaction is anticipated to close in mid-2022, subject to approval by Discovery shareholders and customary closing conditions, including receipt of regulatory approvals.
•Until then, both organizations will operate independently and everyone should continue with business as usual to keep Discovery strong and growing.

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Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”).  In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.
Participants in the Solicitation
Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021.  Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.
Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.  Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control.  Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.  Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction.  None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.